Exhibit 99.1

YSX TECH. CO., LTD Announces Financial Results for Fiscal Year 2025

GUANGZHOU, China, July 31, 2025 (GLOBE NEWSWIRE) -- YSX TECH. CO., LTD (the “Company,” “our,” “us” or “YSXT”), a Cayman Islands exempted company that, through its variable interest entities in China, provides comprehensive business solutions mainly for insurance companies and brokerages in China, today announced its financial results for the fiscal year ended March 31, 2025.

Key Financial Metrics for Fiscal Year 2025

•	Total revenue grew by approximately 22.0% to approximately $71.5 million in the fiscal year ended March 31, 2025 from approximately $58.5 million in the fiscal year ended March 31, 2024, driven by expanded service contracts with insurance companies and brokerages.

•	Revenue generated from auto insurance aftermarket value-added services rose approximately 39.1% to approximately $63.4 million in fiscal year 2025 from approximately $45.6 million the fiscal year ended March 31, 2024, accounting for approximately 88.7% of our total revenue, and reflecting an approximately 24.6% increase in service volume (approximately 4.72 million calls) from fiscal year 2024 to fiscal year 2025 and an approximately 11.7% increase in average revenue per call from fiscal year 2024 to fiscal year 2025.

•	Driving risk screening service volume experienced an approximately 2,978% increase, and the Company recorded gains in both volume and revenue from providing safety inspection and check services, and designated-driver and rescue services, with only a modest pullback in vehicle maintenance related services from fiscal year 2024 to fiscal year 2025.

•	Gross profit rose approximately 6.1% to approximately $7.39 million in the fiscal year ended March 31, 2025 from approximately $6.96 million in the fiscal year ended March 31, 2024, while gross margin narrowed to approximately 10.3% in the fiscal year ended March 31, 2025 from approximately 11.9% in the fiscal year ended March 31, 2024.

•	Net income declined approximately 11.9% to approximately $4.0 million in the fiscal year ended March 31, 2025 from approximately $4.6 million in the fiscal year ended March 31, 2024.

Mr. Jie Xiao, our CEO and chairman of the board of directors, stated: “We are pleased to deliver strong top-line growth in fiscal year 2025, led by our core auto insurance aftermarket value-added services. We believe the approximately 39.1% increase in revenue from our auto insurance aftermarket value-added services – and a 24.6% increase in service volume from fiscal year 2024 to fiscal year 2025 in this business segment – demonstrates the strength of our partnerships with insurers and brokerages. Although margin pressure from lower-priced scenario-based services weighed on overall profitability, we have a clear roadmap to optimize our service mix, control costs and invest in technology that drives efficiency. We anticipate that our cash position and continued focus on innovation will position us well to sustain growth and enhance long-term shareholder value.”

	For fiscal years ended March 31
In USD Millions, except percentages	2025	2024	Variances
	Amount	Amount	%
Total revenue	71.5	58.5	22.0
Cost of revenue	64.1	51.6	24.2
Gross profit	7.4	7.0	6.1
Income from operations	4.8	5.0	(4.0)
Net income	4.0	4.9	(11.9)

Financial Results for Fiscal Year 2025

Total revenue increased by approximately $12.9 million, or approximately 22.0% year-over-year to approximately $71.5 million for the fiscal year ended March 31, 2025 from approximately $58.5 million in the fiscal year ended March 31, 2024, driven by the Company’s expansion of service contracts with insurance companies and brokerages.

•	Revenue from auto insurance aftermarket value-added services, accounting for approximately 88.7% of our total revenue, grew by approximately $17.8 million, or approximately 39.1% to approximately $63.4 million in the fiscal year ended March 31, 2025 from approximately $45.6 million in the fiscal year ended March 31, 2024, due to an increase of approximately 24.6% in the service volume of auto insurance aftermarket value-added services to approximately 4.7 million service calls in the fiscal year ended March 31, 2025 from approximately 3.8 million in the fiscal year ended March 31, 2024. Average revenue per call also increased by approximately 11.7% from the fiscal year ended March 31, 2024 to the fiscal year ended March 31, 2025.

o	In particular, growth in both service volume and revenue was driven by the following factors: i) vehicle driving risk screening services recorded approximately 2.6 million calls in the fiscal year ended March 31, 2025, an approximately 2,978.4% increase compared to 85,706 calls in the fiscal year ended March 31, 2024, and an approximately $32.0 million, or approximately 1,236.0%, increase in revenue compared to approximately $2.6 million in the fiscal year ended March 31, 2024; and ii) safety inspection and check services, and designated-driver and rescue services also saw volume increases of 24,170 calls and 18,921 calls, respectively, with corresponding revenue growth of approximately $172,970 and $65,842, respectively, in the fiscal year ended March 31, 2025 compared to 90,108 calls and 10,928 calls, respectively, for the same services in the fiscal year ended March 31, 2024.

o	Such increases were partially offset by decreases in service volume and revenue for vehicle maintenance related services, which decreased by approximately 46.3% and 35.9%, respectively, in the fiscal year ended March 31, 2025 as compared to fiscal year ended March 31, 2024.

•	Revenue from providing scenario-based services, accounting for approximately 10.4% of our total revenue, decreased by approximately $4.3 million, or 36.8%, from approximately $11.8 million in the fiscal year ended March 31, 2024 to approximately $7.4 million in the fiscal year ended March 31, 2025 due to a reduction in the average service price.

•	Revenue from software services, accounting for approximately 0.9% of our total revenue, decreased by approximately $0.6 million, or approximately 49.5%, from approximately $1.2 million in the fiscal year ended March 31, 2024 to approximately $0.6 million in the fiscal year ended March 31, 2025, with a decrease in customer numbers.

Cost of revenue increased by approximately $12.5 million, or approximately 24.2%, to approximately $64.1 million in the fiscal year ended March 31, 2025 from approximately $51.6 million in the fiscal year ended March 31, 2024, driven by increased subcontract costs for auto insurance aftermarket value-added services. This was partially offset by reduced demand for scenario-based customized services and software development and information technology services, leading to an approximately $3.5 million and $0.5 million decrease in subcontract costs for these services, respectively, in the fiscal year ended March 31, 2025 compared to the fiscal year ended March 31, 2024.

Gross profit rose by $423,661, or approximately 6.1%, to approximately $7.39 million in the fiscal year ended March 31, 2025 from approximately $6.96 million in the fiscal year ended March 31, 2024, while gross margin narrowed to approximately 10.3% in the fiscal year ended March 31, 2025 from approximately 11.9% in the fiscal year ended March 31, 2024. The profit gain reflected higher overall revenue, but margin contracted due to an approximately 40.3% decline in average fees for scenario-based services and a greater proportion of higher-cost, lower-margin offerings in our service mix.

Total operating expenses increased by $625,966, or approximately 31.9%, to approximately $2.6 million in the fiscal year ended March 31, 2025 from approximately $1.9 million in the fiscal year ended March 31, 2024. Selling expenses rose approximately 6.5% to $121,681 in the fiscal year ended March 31, 2025, driven by an approximately 8.4% increase in sales staff compensation in line with an approximately 24.6% increase in service volume compared to the fiscal year ended March 31, 2024. General and administrative expenses increased approximately 37.6% to approximately $2.2 million in the fiscal year ended March 31, 2025, led by an approximately 10.2% increase in professional fees, an approximately 4.7% rise in administrative payroll and a $418,618 uptick in credit-loss provisions, as compared to the fiscal year ended March 31, 2024. Office costs fell approximately 11.0% in the fiscal year ended March 31, 2025, while entertainment and travel increased approximately 89.5% in the fiscal year ended March 31, 2025 to support expanded operations. Research and development (“R&D”) expenses increased approximately 4.4% to $240,052 in the fiscal year ended March 31, 2025, reflecting an approximately 6.4% rise in R&D staff compensation.

Net income decreased by $544,120, or approximately 11.9%, to approximately $4.0 million in the fiscal year ended March 31, 2025 from approximately $4.6 million in the fiscal year ended March 31, 2024.

Cash and cash equivalents were approximately $7.1 million as of March 31, 2025, as compared to approximately $4.3 million as of March 31, 2024.

On December 19, 2024, YSX TECH. CO., LTD successfully completed its initial public offering and commenced trading on Nasdaq Capital Market on December 18, 2024, raising total gross proceeds of approximately $5 million, plus an additional $750,000 from the full exercise of the underwriters’ over-allotment option before deducting underwriting discounts and other offering expenses.

About YSX TECH. CO., LTD

Primarily operating in Xinjiang province and Guangdong province in China, YSX TECH. CO., LTD is a holding company incorporated in the Cayman Islands that, through its variable interest entities in China, provides comprehensive business solutions mainly for insurance companies and brokerages in China. The Company possesses in-depth knowledge of the Chinese insurance industry accumulated from years of servicing customers, and specializes in auto insurance aftermarket value-added services, software development and information technology services, as well as other scenario-based customized services, such as products and customer development services. For more information please visit: https://ir.ysxtechcay.com and https://www.ysxnet.com.

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company's expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks, including, but not limited to, the uncertainties related to market conditions and other factors discussed in the Company's filings with the U.S. Securities and Exchange Commission, which are available for review at www.sec.gov. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

At the Company

marketing@ysxnet.com

+86 (20) 2984 2002

Investor Relations

WFS Investor Relations Inc.

Janice Wang

Email: services@wealthfsllc.com

Phone: +86 13811768599

+1 628 283 9214

YSX TECH. CO., LTD AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	As of March 31,
	2025	2024
ASSETS
Current Assets
Cash	$7,105,085	$4,283,794
Short-term investment	-	2,103,762
Accounts receivable, net of $653,470 and $382,731, respectively	17,606,279	9,163,752
Accounts receivable, related parties	5,381,535	2,871,872
Advances to vendors	9,400,197	8,123,120
Due from related parties	198,611	2,197
Deferred initial public offering costs	-	118,103
Other current assets	929,680	848,185
Total current assets	40,621,387	27,514,785

Non-current Assets
Property and equipment, net	194,878	54,486
Right-of-use operating lease assets	144,535	224,835
Deferred tax assets	140,377	76,821
Total non-current assets	479,790	356,142

TOTAL ASSETS	41,101,177	27,870,927

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Short-term bank loans	4,131,354	1,563,452
Current portion of long-term loans	578,775	138,481
Accounts payable	2,258,129	1,525,192
Deferred revenue	1,007	14,099
Taxes payable	3,274,881	2,579,976
Due to related parties	141,235	417,557
Operating lease liabilities, current	93,719	83,477
Accrued expense and other current liabilities	1,651,681	883,805
Total current liabilities	12,130,781	7,206,039

Operating lease liabilities, non-current	66,926	160,706
Long-term loans	1,281,574	484,684
Long term loan, related party	-	1,384,811
Total non-current liabilities	1,348,500	2,030,201

Total liabilities	13,479,281	9,236,240

Commitment and contingencies

Shareholders' equity
Ordinary shares, $0.0001 par value, 500,000,000 shares authorized, 23,437,500 and 22,000,000 shares issued and outstanding as of March 31, 2025 and 2024, respectively, including:
Class A ordinary shares, $0.0001 par value, 470,000,000 shares authorized, 22,260,175 and 20,822,675 shares issued and outstanding as of March 31, 2025 and 2024, respectively	2,226	2,082
Class B Ordinary shares, $0.0001 par value, 30,000,000 shares authorized, 1,177,325 shares issued and outstanding as of March 31, 2025 and 2024, respectively	118	118
Additional paid-in capital	10,420,096	5,346,674
Statutory reserve	908,214	741,584
Retained earnings	17,575,571	13,720,353
Accumulated other comprehensive loss	(1,284,329)	(1,176,124)
Total shareholders' equity	27,621,896	18,634,687

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$41,101,177	$27,870,927

YSX TECH. CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND

COMPREHENSIVE INCOME

	For the years ended March 31,
	2025	2024	2023
Revenues
Revenues	$51,558,098	$46,618,820	$42,132,930
Revenue, related parties	19,894,638	11,927,909	7,100,617
Total revenue	71,452,736	58,546,729	49,233,547

Cost of revenues
Cost of revenue	64,066,148	51,583,802	41,700,199
Cost of revenue, related parties	-	-	382,098
Total cost of revenue	64,066,148	51,583,802	42,082,297

Gross profit	7,386,588	6,962,927	7,151,250

Operating expenses:
Selling and marketing	121,681	114,300	117,032
General and administrative	2,225,447	1,616,980	1,116,376
Research and development	240,052	229,934	254,246
Total operating expenses	2,587,180	1,961,214	1,487,654

Income from operations	4,799,408	5,001,713	5,663,596

Other income (expenses)
Interest expense	(159,298)	(139,752)	(83,543)
Interest income	1,100	1,468	964
Investment income	20,295	33,013	31,506
Other income	65,021	218,697	338,951
Other non-operating expenses, net	(27,257)	(11,400)	(11,677)
Total other income (expense), net	(100,139)	102,026	276,201

Income before income tax provisions	4,699,269	5,103,739	5,939,797

Income tax provision	677,421	537,771	1,035,247

Net income	4,021,848	4,565,968	4,904,550

Other comprehensive income
Foreign currency translation adjustment	(108,205)	(751,042)	(765,836)
Comprehensive income	$3,913,643	$3,814,926	$4,138,714

Earnings per share- basic and diluted	$0.18	$0.21	$0.22

Weighted average number of ordinary shares - basic and diluted	22,401,712	22,000,000	22,000,000